UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL SIGNS COOPERATION AGREEMENT WITH UDMURT REPUBLIC GOVERNMENT

Moscow, Russia – February 15, 2018 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of the leading Russian mining and metals companies, reports signing a roadmap agreement for developing cooperation between Mechel PAO’s Udmurt-based facilities and the Udmurt Republic’s government.

The Udmurt Republic’s Head Alexander Brechalov and Chairman of Mechel PAO’s Board of Directors Igor Zyuzin signed the agreement on the sidelines of the Russian Investment Forum Sochi 2018.

In accordance with the signed document, Udmurt authorities will help promote by legal means Izhstal PAO’s steel products on the Udmurt market, taking into account the advantages of the plant as a reliable supplier compliant with international quality standards, as well as help the plant develop partnership ties with leading industrial producers both in Russia and abroad.

The signatories also recognize the enormous potential of Mechel Group’s Port Kambarka as part of a municipal transport and logistics center which was presented at the Udmurt Republic’s booth during the forum. Creating such a major logistics facility will jump-start the development of cargo shipping by inland river transport on the intra-regional level. Mechel is willing to provide its storages, infrastructure and port transshipment facilities for this project’s implementation.

According to the roadmap, one promising cooperation avenue would be granting Port Kambarka AO a subsoil license for a sand-and-gravel deposit with a high gravel content. This will enable the port to expand its client base with companies producing construction materials.

“The Sochi investment forum is one of Russia’s key communication opportunities for business meetings and exchanging useful experience, promoting major investment projects and boosting the Russian economy’s competitive advantages. I think that signing the roadmap and presenting the Kambarka river port at the Udmurt Republic’s booth will help us find new partners and increase the load of the company’s production facilities,” Chairman of Mechel PAO’s Board of Directors Igor Zyuzin noted.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: February 15, 2018

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